
July 29, 2014

Via E-mail
Donald M. MacIntyre
Chief Executive Officer
Renewable Energy and Power, Inc.
3395 W. Cheyenne Ave. #111
North Las Vegas, NV 89032

>   **Re: Renewable Energy and Power, Inc.**
>   **Registration Statement on Form 10-12(G)/A**
>   **Filed July 2, 2014, amended July 3, 2014**
>   **File No. 000-55237**

Dear Mr. MacIntyre:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Disclose whether the company or any officers, directors, or promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, entity or person.

2.   Please discuss the extent to which you have relied on funding by your founders, promoters, affiliates, or named executive officers.

3.   We note your Articles of Incorporation, filed as Exhibit 3.1, indicate you are authorized to issue 75,000,000 shares of common stock. However, we note disclosure indicating authorization to issue up to 200,000,000 shares of common stock on pages 15, 22, F-2, F-11, F-13, and F-21. Please revise or advise. If necessary, please file a complete copy of

the amended articles of incorporation and bylaws. Refer to Items 601(b)(3)(i) and (ii) of Regulation S-K.

Cautionary Note Regarding Forward-Looking Statements, page 3

4.   We note your reference to the Private Securities Litigation Reform Act. Please remove the disclosure stating "This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended … and Section 21E of the Securities Exchange Act of 1934, as amended." As a penny stock issuer, you do not qualify for the safe harbor.

Item 1. Business, page 4

5.   We note your statement that your solar electrical generation process is "patterned after technology that has been used in space exploration for many years." Please provide objective support for this statement. Alternatively, please remove it.

6.   Please quantify, support, or balance your statement of "extraordinary returns" given your operating status such as your lack of profitability or auditor's going concern opinion; alternatively, remove it.

Solar Hybrid (Sol-Hy), page 4

7.   Please revise to clarify the number and types of patents you license to conduct the solar energy conversion business and disclose whether there is objective support for your statement your technology enables "far more efficient collection of solar energy than existing conventional technologies."

8.   Please support your statement on page 5 that your solar panel "outputs twice the power in the same amount of space as competitors."

9.   We note your discussion of "product/vendor partnerships" with Boeing Spectrolab and Spire Corporation. It appears from your notes to the financial statements that substantially all of your operations are due to transactions with Multichip Display, Inc. Please advise or revise as necessary.

10.   We note your discussion on pages 5 and 6 of various energy statistics. Please revise to provide applicable references or citations. In addition, please provide us marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. In addition, please confirm whether any other referenced report was commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

LEDLites USA, page 6

11.   Please disclose your two patent application numbers.

12.   Please support your statement that you are "the first company to enter the LED Lighting market with an extensive background in the design and manufacture of power supplies and associated thermal management."

13.   We note your disclosure that "[t]hrough Multichip Display, LEDLites USA has built-in customer relationships with these major customers." However, it appears all of your operations and sales are to MDI. Please balance the noted disclosure with your current state of operations and sales.

14.   We note your statements in the third and fourth paragraphs on page 7 regarding your "strategy … to develop and maintain a leadership position," "become a market leader" and "utilize [your] superior knowledge in the field of power supplies and thermal management … to be a leader in the LED revolution." Please revise to balance these statements with your current operations and financial condition. For instance, it appears you have one customer, MDI; net losses; and no external credit facilities.

15.   Please provide more details on your platform for "Sun Harvesting, Motion Detection and light level selection options."

16.   Please provide support for your statement your "LED light fixtures will last twice as long as any of our competitor's product."

Item 1A. Risk Factors, page 10

17.   Please revise to include as your first risk factor a discussion of your reliance on Multichip Display, Inc. as the sole revenue generating customer for the period from October 15, 2012 (Inception) through September 30, 2013, and continued substantial reliance through the period March 31, 2014. Accordingly, please revise or delete your references at the bottom of page 12 claiming that your business is not substantially dependent on agreements with any specific third party.

Regulation, page 11

18.   Please provide more specific disclosure. Item 101 of Regulation S-K requires disclosure of government approval of principal products or services and the effect of existing or probable government regulations on your business.

The Company needs additional financing, page 11

19.   Please estimate the amount of financing you require in the next twelve months to continue operations. Please also disclose your likely sources of this financing. Further, revise your first risk factor on page 16 accordingly.

Adverse changes or interruptions in our relationships with third parties…, page 12

20.   In order to provide greater context, please revise to describe your substantial relationship and reliance on Multichip Display, Inc. Please revise the statement, "[a]lthough our business is not substantially dependent on any agreement with any specific third party," to better reflect your operations and financial results to date.

Trading on the Pink Sheets may be volatile and sporadic…, page 13

21.   We are unable to confirm your quotation on the OTC Pink Marketplaces. Please revise to clarify that your quotation is contingent upon finding a market maker and the application from the market maker being approved. Please also revise your disclosure in the last risk factor on page 14.

We have historically experienced losses in our operations…, page 15

22.   We note your reference to a net loss of $37,245 for the six month period ended March 31, 2014, here and in the subsequent risk factor. However, we note conflicting disclosure from pages F-14 and F-16 of your unaudited financial statements. Please revise or advise.

Item 2. Financial Information, page 17

23.   Please include results of operations and liquidity section in your Management's Discussion and Analysis in accordance with Item 303 of Regulation S-K. We note you are not a development stage company.

Item 5. Directors and Executive Officers, page 19

24.   Please revise the general statements regarding the qualifications of the company's officers and directors to comply with each requirement under Item 401 of Regulation S-K. For example, please disclose the principal occupations and employment during the past five years including the name and principal business of such employment for each individual.

Item 6. Executive Compensation, page 21

25.   We note that your named executive officers began accruing compensation on October 1, 2013. Please substantially revise your summary compensation table to comply with the form and requirements of Item 402(n) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 21

26.   Although we note your statement that, generally, there are not material relationships other than as set out in your financial statements, please revise to disclose all of the information required by Item 404(d) of Regulation S-K in this part of the registration statement.

Item 10. Recent Sales of Unregistered Securities, page 22

27.   Please revise to disclose the information required by Item 701 of Regulation S-K including the exemption from registration claimed.

Item 11. Description of Registrant's Securities to be Registered, page 22

Trading of Securities in Secondary Market, page 23

28.   Please revise your first sentence to clarify that your common stock does not trade on any markets or quotation services at this time. In addition, please revise to state that you "may"—not "will"—comply with the requirements for trading on the OTC markets.

Item 15. Financial Statements and Exhibits, page 25

29.   Please file your contract(s) with Multichip Display, Inc. In addition, please file your contracts relating to your patent licenses. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Note 4 – Related Party Transactions with Multichip Display, Inc. (MDI), F-10

30.   We note on November 2, 2012, the Company acquired equipment and intangible assets from MDI through the issuance of a convertible note payable. Since MDI is your shareholder, please confirm whether or not MDI and you were under common control at the time of these acquisitions.

Note 5 – Related Party Transactions with Multichip Assembly, Inc. (MAI), page F-11

Acquisition of Multichip Assembly, Inc., page F-11

31.   We note that you purchased MAI "from an initial shareholder of the Company." Please confirm whether or not this initial shareholder from who you purchased MAI was the

controlling shareholder of both MAI and yourself at the time of purchase. Disclose how you accounted for the transaction (i.e. historical cost or fair value at the time of purchase). Disclose whether you acquired a business or an asset (i.e. inventory). Refer to your basis in accounting literature.

Note 4 – Accounts Receivable, page F-19

32.   We note that your accounts receivable balance of $569,532 appears to equal the sum of your total revenue for the year ended September 30, 2013 and six months ended March 31, 2014. We also note that both your accounts receivables and revenue are from MDI, a shareholder in your company. In this regard, given the significance of your accounts receivable and the length of time that has passed, disclose when you expect to collect these receivables. Tell us why all of the accounts receivable is current.

33.   Also since most of your accounts payable, $721,324, is also due to MDI, disclose if you expect to actually receive cash for your accounts receivable balance or to offset the accounts receivable balance with accounts payable balance due to MDI. Disclose when you expect for that to occur.

Note 5 – Related Party Transactions with Multichip Display, Inc., F-20

34.   We note that MDI is a shareholder of the company. Given the significance of your transactions with MDI, disclose MDI's, and / or MDI's owners, voting percentage and ownership percentage in you as of the date of the filing. Tell us if any of your officers or directors has a related party relationship with MDI. Since MDI seems to be your only customer and supplier, in your MD&A, disclose the business purpose of your relationship with MDI. Given that MDI has only "agreed to support the operations of the Company through November 1, 2014," discuss the timing of when you expect to have other sources of revenue and additional suppliers other than MDI.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3273, or Terry French, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at 202-551-3788, or Ajay Koduri, Senior Counsel, at 202-551-3310 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Michael Berg, Esq.